VERIZON NEW JERSEY INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Millions)
Income before provision for income taxes and extraordinary item	$814.0
Interest expense	95.4
Portion of rent expense representing interest	35.4
Amortization of capitalized interest	4.5

Earnings, as adjusted	$949.3

Fixed charges:
Interest expense	$95.4
Portion of rent expense representing interest	35.4
Capitalized interest	5.1

Fixed Charges	$135.9

Ratio of Earnings to Fixed Charges	6.99